Exhibit 99.1

PRESS RELEASE

WiLAN Expands Management Team

Daniel J. Henry Joins as Vice President, Business Development

OTTAWA, Canada – August 16, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today announced that the Company has expanded its management team with the appointment of Mr. Daniel J. Henry to the position of Vice President, Business Development.

In his role as Vice President, Business Development Mr. Henry will focus on building WiLAN’s business by leading acquisitions of intellectual property (IP) assets and developing new business initiatives.

“WiLAN is in the process of strengthening its Management team and attracting a Vice President, Business Development of Dan’s caliber is an important part of our strategy,” said Jim Skippen, Chairman & CEO.  “Dan brings many years’ experience in corporate and IP law and business development.  He has a strong and established reputation in the industry and will make an important contribution in building our business.”

Before joining WiLAN, Mr. Henry held the position of Senior Vice President with ICAP Patent Brokerage where he advised clients on the sale and acquisition of valuable IP assets.  Prior to ICAP, he was a Partner with Altitude Capital Partners where he conceived and executed the business development program as well as the firm’s strategic relationships with corporate IP holders and other IP professionals.  He has additional experience as an IP litigation specialist with Baker Botts LLP, Darby & Darby and Fitzpatrick, Cella, Harper & Scinto.

Mr. Henry is a practiced speaker regarding IP and value generation at conferences internationally and has been recognized by Intellectual Asset Magazine as one of the top 250 IP Strategists in the world for the past three years.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

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PRESS RELEASE

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

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